UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form    20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Exhibit 99.1: Rights Offering Underwriting Agreement, dated March 5, 2017, among (1) Deutsche Bank Aktiengesellschaft, as issuer and Sole Global Co-ordinator and Bookrunner, and (2) Credit Suisse Securities (Europe) Limited (“Credit Suisse” or the “Process Bank”), Barclays Bank PLC, Goldman Sachs International, BNP PARIBAS, COMMERZBANK Aktiengesellschaft, HSBC Trinkhaus & Burkhardt AG, Morgan Stanley & Co. International plc and UniCredit Bank AG (together with Credit Suisse the “Joint Bookrunners”, and the Joint Bookrunners, together with further financial institutions acceding to this Agreement, the “Underwriters”), relating to the rights offering and new ordinary shares of Deutsche Bank AG (also incorporated as Exhibit 1.7(a) to the Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.2: Contribution Agreement, dated March 5, 2017, between (1) Deutsche Bank Aktiengesellschaft, and (2) Credit Suisse Securities (Europe) Limited (“Credit Suisse” or the “Process Bank”), Barclays Bank PLC, Goldman Sachs International, BNP PARIBAS, COMMERZBANK Aktiengesellschaft, HSBC Trinkhaus & Burkhardt AG, Morgan Stanley & Co. International plc and UniCredit Bank AG (together with the Process Bank the “Underwriters”), relating to the rights offering and new ordinary shares of Deutsche Bank AG (also incorporated as Exhibit 1.7(b) to the Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.3: Accession Agreement to the Rights Offering Underwriting Agreement, the Agreement Among Managers and the Contribution Agreement, dated March 7, 2017, between Deutsche Bank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Barclays Bank PLC, Goldman Sachs International, BNP PARIBAS, COMMERZBANK Aktiengesellschaft, HSBC Trinkhaus & Burkhardt AG, Morgan Stanley & Co. International plc and UniCredit Bank AG, and the other financial institutions named therein, relating to the rights offering and new ordinary shares of Deutsche Bank AG (also incorporated as Exhibit 1.7(c) to the Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.4: Final Term Sheet, dated March 19, 2017, relating to the rights offering and new ordinary shares of Deutsche Bank AG.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 20, 2017

	By:	/s/ Thomas Michel
	Name:	Thomas Michel
	Title:	Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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